For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Enters Into Credit Agreement

TORONTO - March 21, 2017 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) (the “Corporation”) announced today that it has entered into a Credit Agreement with KKR Capital Markets LLC and GACP Finance Co., LLC as Joint Lead Arrangers for a five-year secured term loan of up to $300 million. The loan is available in two tranches. The first tranche of $125 million has been drawn in full today. A second delayed-draw tranche of up to an additional $175 million may be drawn at the Corporation’s option, depending on mutually agreed assets being contributed to the borrowing base. The loan will be available for general corporate purposes.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 140 corporate stores, 71 Hometown stores, over 900 catalogue and online merchandise pick-up locations, 69 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.